Filed by Safran S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Zodiac Aerospace S.A.
Commission File No. 333-154066
Date: February 23, 2017

Response from Safran’s Board of Directors to TCI Fund Management Ltd

Paris, February 23, 2017

Safran’s Board of Directors decided to address, under the signature of Chairman Ross McInnes, a response to the letter received on February 14, 2017 from TCI Fund Management Ltd. This response has been posted on Safran’s website in the rubric dedicated to the planned acquisition of Zodiac Aerospace: safran-zodiac.safran-group.com

Safran is a leading international high-technology group with three core businesses: Aerospace (propulsion and equipment), Defence and Security. Operating worldwide, the Group has 70,000 employees and generated sales of 17.4 billion euros in 2015. Working independently or in partnership, Safran holds world or European leadership positions in its core markets. The Group invests heavily in Research & Development to meet the requirements of changing markets, including expenditures of more than 2 billion euros in 2015. Safran is listed on Euronext Paris and is part of the CAC40 index, as well as the Euro Stoxx 50 European index.

For more information : www.safran-group.com / Follow @Safran on Twitter

Press
Catherine MALEK : catherine.malek@safrangroup.com / T +33 (0)1 40 60 80 28

Investor Relations
Peter CAMPBELL : peter.campbell@safrangroup.com / T +33 (0)1 40 60 35 96
Frédéric LUCAND : frederic.lucand@safrangroup.com / T +33 (0)1 40 60 82 19
Cécilia MATISSART : cecilia.matissart@safrangroup.com / T +33 (0) 1 40 60 82 46

IMPORTANT ADDITIONAL INFORMATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed acquisition of Zodiac Aerospace (the “Transaction”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
The tender offer and the merger in connection with the Transaction are subject to consultation of the work’s council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.
It is intended that Safran and Zodiac Aerospace will file with the French Market Authority (“AMF”) a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac Aerospace into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac Aerospace, the contemplated transactions and related matters.

ADDITIONAL U.S. INFORMATION
Any securities to be issued in connection with the Transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Transaction will be submitted to the shareholders of Zodiac Aerospace for their consideration. If registration with the U.S. Securities and Exchange Commission (the “SEC”) is required in connection with the Transaction, Safran will prepare a prospectus for Zodiac Aerospace’s shareholders to be filed with the SEC, will mail the prospectus to Zodiac Aerospace’s shareholders and file other documents regarding the Transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information. If registration with the SEC is required in connection with the Transaction, shareholders of Zodiac Aerospace will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC’s web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the Transaction will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements relating to Safran, Zodiac Aerospace and their combined businesses, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac Aerospace and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran’s or Zodiac Aerospace’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: uncertainties related in particular to the economic, financial, competitive, tax or regulatory environment; the ability to obtain the approval of the Transaction by shareholders; failure to satisfy other closing conditions with respect to the Transaction on the proposed terms and timeframe; the possibility that the Transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran’s or Zodiac Aerospace’s ability to successfully implement and complete its plans and strategies and to meet its targets; the benefits from Safran’s or Zodiac Aerospace’s (and their combined businesses) plans and strategies being less than anticipated; and the risks described in the registration document (document de référence). The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac Aerospace do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

USE OF NON-GAAP FINANCIAL INFORMATION
This press release contains supplemental non-GAAP financial information. Readers are cautioned that these measures are unaudited and not directly reflected in the Group’s financial statements as prepared under International Financial Reporting Standards and should not be considered as a substitute for GAAP financial measures. In addition, such non-GAAP financial measures may not be comparable to similarly titled information from other companies.

Paris, February 23rd 2017

Sir Christopher HOHN
Chief Executive and Chief Investment Officer
TCI Fund Management Limited
7 Clifford Street
London – W1S 2FT

Dear Sir Christopher,

We acknowledge receipt of your letter dated February 14th 2017 in which you inform us of your opposition to our plan to acquire Zodiac Aerospace as announced on January 19th 2017. We also take note of the letter you addressed to the AMF on that same day and we have noted that you decided to publish both of the above.

Furthermore, we note that you have created a dedicated internet site and orchestrated a public campaign lambasting this projected acquisition: this may have raised questions in the market and among our shareholders.

In such a context, in order to deal with the questions raised, we cannot leave unanswered a number of your statements. Therefore the Board of Directors wishes to bring to your attention its response and intends to publish this text.

The answers contained in this document have been gathered from the information communicated to the market notably when the projected transaction was made public, it being understood that further information on this projected acquisition will also be made public in due course, reflecting the terms of the binding agreements which remain to be entered into.

This planned acquisition has a clear strategic dimension and fits perfectly with the outline of our strategy as made public in March of 2016.

Safran has been conducting a strategic review of its portfolio since 2015. The outcome of that review was presented to the financial community during our Capital Markets Day on March 14th 2016.We clearly indicated that growth was a key objective alongside adequate returns for our shareholders and referred as well to a potential evolution of Safran’s portfolio of activities – albeit still within the aerospace sector.

Revenue figures as published quarter after quarter evidence the organic growth we can generate. The level of investment is testimony to our ambitions for our businesses. Regular dividend growth illustrates the attention we pay to shareholder returns.

Finally, and this seems to be at the heart of your criticism, apparently ignoring the objectives and achievements listed above, the implementation of the strategic road map as laid out has proceeded apace. The disposal of Ingenico shares was finalized in the first quarter of 2015 on terms significantly more favourable than those you had considered in 2012.

The disposal of our Security business, as announced in March 2016, has been swiftly undertaken in the form of two transactions that are currently ongoing. These businesses include acquisitions of which you were critical: yet the disposals will generate a very significant gain. This demonstrates our ability to successfully integrate and develop the businesses we acquire. The disposal of these activities was never an indication that Safran would concentrate exclusively on its propulsion business.

On the contrary, it was clearly indicated at our Capital Markets Day that we would consider opportunities for our Equipment division provided that these met specific strategic and financial criteria which were set out just as explicitly. The acquisition of Zodiac Aerospace is consistent with that road map and has occurred at a time when the management and historic shareholders of Zodiac Aerospace have taken the view that a new chapter in their group’s history should be written.

The top management and Board of Directors of Safran (whose approval of the contemplated transaction was unanimous) have many years of experience in the aerospace equipment sector and master the best-in-class practices with regards to development and industrialization challenges.  They are best judges of the dynamics of this sector, they understand the expectations of customers, the behavior of competitors and more generally industrial and development challenges facing a business. On that basis, we consider that Zodiac Aerospace meets the criteria which were publicly listed as forming part of our own DNA:

-	High-tech skills relating particularly to complex systems, new materials and electrical power systems

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Leading positions, in its markets and products, as well as a Tier 1 position in the sector’s value chain, with direct access to customers (airlines) in fields which are crucial for their differentiation and hence competitive edge;

-
Recurring revenue streams from equipment and services, notably as aircraft cabins are refurbished several times during the life of the aircraft: this recurrence is precisely a characteristic you praise as it applies to our propulsion business and it is a key ingredient of our appraisal of Zodiac’s value;

-	Our financial criteria are met: return on invested capital, positive impact on earnings per share and preservation of a strong yet optimized balance sheet structure.

Your views on the “inferior” quality of Zodiac Aerospace versus Safran and notably compared to our propulsion business are your own. In contrast, we think that they underestimate the characteristics of some of the markets and activities involved. We can only imagine that your view is due to your focus on the industrial difficulties encountered by the cabin and seats business (Aircraft Interiors).  However, it is a fact that 39% of Zodiac’s revenue come from other businesses (Aerosystems) in which Zodiac Aerospace has strong market shares and good financial performance. Furthermore, your view overlooks certain fundamentals of the cabin and seats business, notably the profitability of market leaders in this area.

The crisis which Zodiac Aerospace’s Aircraft Interiors is going through was obviously “front of mind” in our concerns and was a factor in the view we formed and reflected in the terms and conditions of the transaction. We acquired the soundly based conviction that Safran has all the skills and resources required to help Zodiac Aerospace reach a level of industrial and technological maturity which will unleash its full commercial potential as demonstrated by two recent letters of intent signed for Economy and Business class seats, the largest ever in Zodiac Aerospace’s history.

Your views based on a comparison limited to that between the margins of Aircraft Equipment businesses and those of our aerospace Propulsion business is short of the mark: its logic would lead Safran to concentrate exclusively on one activity thus limiting Safran’s prospects and potential. This would undoubtedly be detrimental to Safran’s outlook and value. You will have noticed that none of our major competitors have adopted such a “one horse bet” as a strategy.

This project creates value and its financial parameters are in line with other comparable transactions.

Given its current situation, Zodiac Aerospace has to be valued on a mid-term perspective, rather than based on its current performance. Thus, our valuation of Zodiac Aerospace has been performed based on public data released by its management and has been appreciated based on the latest analysts’ consensus following 2015/2016 results announcement. However, the analysis of the Company’s historical performance (14.1% current operating income margin on average between fiscal year 2010/2011 and fiscal year 2013/2014 in an FX environment much more unfavourable than today) as well as the simple observation of Zodiac Aerospace’s competitors’ current  performance have comforted our views that the improvement anticipated by the market is credible and could only be increased or facilitated by our own industrial and technical expertise and by the current FX environment.

This is why, in light of the above, the Board of Directors has considered that the offered price of 13x Current Operating Income1 was acceptable and consistent with comparable transactions announced in the sector over the past years.

This price should also be appreciated taking into account the synergy and savings potential that we have identified and which we estimate at €200m pre-tax per annum, of which 50% would be achieved over the first year and 90% after two years. These synergies would not stem from industrial overlaps but result from rationalizations and horizontal process pooling, notably in procurement, of the industrial and administrative footprint. This assessment has been made by Safran's top management who has a recognized and proven expertise in cost management.

1 Based on Zodiac Aerospace guidance of “return to mid-double digit operating margin expected at horizon FY2019/2020” as communicated during FY15/16 results on 22/11/16

Regarding synergies as well as margins, we have checked that our very operational approach was actually consistent with the approaches retained in transactions in the sector over the last years.

On that basis, the objective of reaching a ROCE covering the cost of capital within 3 years following the merger has been our framework of analysis, rather than focusing on a mere EPS accretion analysis, which is instructive but insufficiently discriminating in our view. In addition to the potential for margin restoration and credible savings, our analyses also take into account our own internal growth assumptions for airframers and airlines. In this respect, Zodiac Aerospace’s activities benefit from a positive organic growth outlook.

The balance sheet structure resulting from the transaction in no way jeopardizes Safran’s financial soundness. On the contrary, it would be consistent with investors' stated expectation (as well as yours in 2012) that Safran changes its financial policy in order to reflect the current interest rate and liquidity context as well as the anticipated financial structure resulting from the ongoing disposals. With a projected adjusted financial leverage of c. 2.5x adjusted EBITDA at closing (which is a maximum and not a target), Safran will enjoy all the necessary financial flexibility to pursue an active investment and dividend policy. Besides, such financial leverage is in line with that of our competitors. In addition, the high cash-flow generation which we anticipate for the coming years will enable Safran to benefit from additional financial flexibility, by c. 0.5x EBITDA per annum. Actually, it is highly surprising to us that you could consider that an investment-grade profile is not adequate for a company like Safran.

The contemplated transaction is financed through an acceptable amount of debt, at historically favourable conditions, which will be largely absorbed by the estimated synergies. The transaction would constitute a strategic acquisition with the potential to create value over time as well as an immediate return on investment for shareholders through the payment of a specialdividend. Such balance underscores our confidence in the future of the combined entity, which should be in a position to meet the expectations of all shareholders, including those with more immediate objectives.

Finally, we wish to insist on the responsibility that we bear vis-à-vis all the Company’s stakeholders: to insure a proper balance between Safran’s short-term and long-term perspectives within the framework of a rigorous risk/return analysis preserving the corporate interest we are in charge of. In that respect, your proposal of a share buy-back, as an alternative to our industrial project, results from a partial and incomplete view likely to destroy value for shareholders in the long term. The strategy of an industrial and high-technology company such as Safran must be based on an analysis encompassing a deep knowledge and a long-term view on its activities and markets. We would like to stress that our strategy does not stand in the way of shareholder interest, as demonstrated by the proposed payment of a €2.3bn special dividend. A massive share buy-back answers to no other strategy than arithmetically reducing the denominator of the EPS ratio, whereas our strategic goal is to increase the numerator of this ratio.  The corporate responsibility of the Board of Directors is to balance the two requirements: to pursue the Company’s development and to serve a fair remuneration to its shareholders, while keeping in mind the corporate interest of the Company. We believe that many of our main institutional shareholders share that vision.

Your request for a shareholder vote prior to the tender offer has no basis under French corporate law and is out of line with sound governance principles.

You have requested a vote on a merger with Zodiac Aerospace before the launch of the tender offer by Safran. We understand that one of your spokespersons2 bases this request on general rather than legal reasons.

Indeed, this request has no basis either in French law or in regulation or sound governance principles3. As the press announcement made clear on January 19th, the transaction contemplates a public cash tender for Zodiac Aerospace shares initiated by Safran.

The decision to launch a cash offer rests squarely with the top management and the Board of Directors in line with the respective responsibilities of the management, board and shareholders set out in our by-laws and French corporate law and more precisely with the fundamental principle of the separate and special powers of each governance body. Therefore, a prior Safran shareholder vote would have no legal basis, nor would it be in line with practice in the French market or in conformity with sound governance requirements. When you decided to acquire Safran shares, you certainly had full knowledge of these rules. The success or otherwise of this offer, initiated by the management and Board of Safran, depends solely on a decision by Zodiac Aerospace shareholders (including yourselves from what we understand from your statements) to tender their shares, not on a vote by a Safran or a Zodiac Aerospace shareholders’ meeting.

Hence, your assertion that the Board of Directors structured the transaction in a manner designed to disenfranchise Safran shareholders is without merit.

As mentioned in the January 19th press release, the tender offer would be followed by a merger, but only if the tender offer is successful and if the merger is approved by both Safran and Zodiac’s shareholders’ meeting. Zodiac Aerospace shareholders who did not tender their shares to the cash offer, would receive Safran shares as a result of the merger.

At each stage of the process, shareholders would be provided with all the information required by law and good corporate governance practices under the supervision of the Autorité des Marchés Financiers.

This would be applicable to Zodiac Aerospace shareholders both for the cash offer and subsequently if and when the merger is proposed.

Contrary to your assertions, Safran shareholders will be perfectly informed and would have complete freedom to approve or not the merger in the wake of the tender offer. If the merger were not approved by the sovereign decision of the shareholders’ meeting of Safran, which our Board of Directors would of course fully respect, this would naturally not prevent Safran from exercising control over Zodiac Aerospace as a consequence of the cash offer.

2 Mergermarket 17/02/2017
3 Refer to Autorité des Marchés Financiers position on major asset disposals and acquisitions, Doc n°2015-05

Your assertion that Zodiac Aerospace shareholders would not be equitably treated is also baseless. The contemplated structure ensures the equal treatment of all shareholders of Zodiac Aerospace as they would be offered the same choice: tender their shares for cash or not do so. They would all face the same risk, namely the absence of completion of the transaction if the cash tender fails or the absence of completion of the merger if the subsequent merger is not voted by Safran shareholders.

We note that you are considering submitting a resolution opposing the merger at our forthcoming Annual General Meeting (AGM) on June 15th.

Such a resolution, assuming that it is validly presented, that it falls within the powers of the shareholder’s general meeting and that it is ultimately submitted (in respect of which we reserve our rights), is not, in any event under French law, to be approved by a majority of less than 50% of the voting rights of the shareholders.

A resolution at our AGM addressing a possible future merger, whatever the outcome of a vote, would be meaningless.

As you well know, Safran has always been in favour of open and frequent communication with all its shareholders. Your letter contains some rather emphatic terms and the publicity you have chosen to give to these letters (which have no legal basis and are inconsistent with common governance practice) is regrettable and possibly harmful to the company of which you are a shareholder and whose qualities and potential you have so keenly stressed. Such communications are likely to create concerns or disruptions with respect to the proper information or functioning of the markets.

Rest assured that the Management and Board of Safran are fully committed to implementing the long term strategy designed to achieve profitable growth in the interest of all our stakeholders, including our shareholders.

Please accept, Sir, the assurance of our highest consideration.

/s/ Ross McINNES

Ross McINNES